PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated February 20, 2024)	Registration No. 333-274806

UP TO 13,663,325 CLASS A ORDINARY SHARES ISSUABLE UPON THE EXERCISE OF WARRANTS

UP TO 59,328,073 CLASS A ORDINARY SHARES AND 2,860,561 WARRANTS TO PURCHASE CLASS A ORDINARY SHARES OFFERED BY SELLING SECURITYHOLDERS

OF

CHECHE GROUP INC.

This Prospectus supplement No. 1 is being filed to update and supplement the information contained in the prospectus dated February 20, 2024 (as supplemented from time to time, the “Prospectus”) that forms a part of our Registration Statement on Form F-1 (File No. 333-274806) (the “Registration Statement”) with the information contained in the Current Report on Form 6-K, filed with the Securities and Exchange Commission (“SEC”) on March 28, 2024 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement No. 1.

The Prospectus and this Prospectus Supplement No. 1 relate to the issuance by us of up to 13,663,325 Class A ordinary shares, par value $0.00001 per share, of the Company (the “Class A Ordinary Shares”), including (1) 10,802,764 Class A Ordinary Shares issuable upon the exercise of warrants to purchase Class A Ordinary Shares at an exercise price of $11.50, which were issued on September 14, 2023 (the “Closing Date”) in exchange for the public warrants of Prime Impact Acquisition I (“Prime Impact”) that were issued in the initial public offering of Prime Impact (the “Public Warrants”) as part of the units (each consisting of one Class A ordinary share of Prime Impact and one-third of one redeemable warrant) at an offering price of US$10.0 per unit; and (2) 2,860,561 Class A Ordinary Shares issuable upon the exercise of warrants to purchase Class A Ordinary Shares at an exercise price of $11.50 per share, which were issued to Prime Impact Cayman LLC (the “Sponsor”) on the Closing Date (the “Sponsor Warrants”) in exchange for the private placement warrants purchased by the Sponsor for a total consideration of $8.6 million (representing a purchase price of US$3.0 per Sponsor Warrant, after taking account of the forfeiture of 2,860,561 Sponsor Warrants in connection with the Business Combination (as defined below)) in a private placement concurrent with the initial public offering of Prime Impact. The Public Warrants and the Sponsor Warrants are collectively referred herein as the “Warrants.”

The Prospectus and this Prospectus Supplement No. 1 also relate to the potential offer and sale from time to time by the selling securityholders named in the Prospectus or their pledgees, donees, transferees, assignees or other successors in interest (that receive any of the securities as a gift, distribution, or other non-sale related transfer) (collectively, the “Selling Securityholders”) of up to (A) 59,328,073 Class A Ordinary Shares, which include (1) an aggregate of 49,692,232 Class A Ordinary Shares beneficially owned by certain former shareholders of Cheche Technology Inc. (“CCT”), which, without accounting for any share transfer between the then shareholders of CCT, were acquired by Tank Stone Ltd. at a price of approximately RMB0.0419 per share, CISG Holdings Ltd. at a price of approximately $6.4886 per share, CICW Holdings Limited at a price of approximately RMB1.3263 per share, Dongprosper Holdings Limited at a price of approximately RMB0.0347 per share, Ruiyuan Technology Holdings Limited at a price of approximately RMB6.7111 per share, Beijing Zhongyuan Ronghui Investment Center, LLP and Ningbo Shiwei Enterprise Management Partnership (L.P.) at a price of approximately RMB5.4054 per share (in Series A investment) and RMB21.1516 per share (at Series B investment), respectively, Lian Jia Enterprises Limited and EAGLE ROVER LTD. at a price of approximately RMB21.1516, respectively, United Gemini Holdings Limited at a price of approximately RMB46.7232 per share, entities affiliated with Yong He and entities affiliated with Tencent Holding Limited at a price of approximately $7.1608 per share, respectively; (2) 4,975,280 Class A Ordinary Shares issued to the Sponsor and certain former directors of Prime Impact (the “Sponsor Shares”) on the Closing Date, of which (i) 4,341,052 Sponsor Shares were exchanged from 4,341,052 Class B ordinary shares of Prime Impact purchased by the Sponsor at a price of approximately $0.003 per share, and (ii) 634,228 Sponsor Shares were acquired by the Sponsor at a price of $10.00 per share; (3) 2,860,561 Class A Ordinary Shares issuable upon the exercise of the Sponsor Warrants; (4) 1,800,000 Class A Ordinary Shares issued to certain investors pursuant to certain private placement transactions on the September 11, 2023 (the “PIPE Shares”), at a price of $10.00 per share; and (B) 2,860,561 Sponsor Warrants. We are registering these securities to satisfy certain registration rights we have granted to permit the Selling Securityholders to sell securities from time to time, in amounts, at prices and on terms determined at the time of offering. The securities registered in the Registration Statement are identified in the Prospectus as the Registered Securities.

This Prospectus Supplement No. 1 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement No. 1, you should rely on the information in this Prospectus Supplement No. 1.

We will not receive any proceeds from the sale of the Registered Securities by the Selling Securityholders. We will receive proceeds from the exercise of Warrants if the Warrants are exercised for cash. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Class A Ordinary Shares. Based on the closing price of our Class A Ordinary Shares at $3.85 on March 27, 2024, which is less than the exercise price of $11.50 per share pursuant to the terms of the Warrants, we believe holders of the Warrants will be unlikely to exercise their Warrants, and we are unlikely to receive proceeds from the exercise of Warrants. We will pay the expenses associated with registering the sales by the Selling Securityholders, as described in more details in the section titled “Use of Proceeds” appearing elsewhere in the Prospectus.

Our Class A Ordinary Shares and our warrants to purchase Class A Ordinary Shares are listed on the Nasdaq Stock Market LLC (“Nasdaq”), under the trading symbols “CCG” and “CCGWW,” respectively. On March 27, 2024, the closing price for our Class A Ordinary Shares on Nasdaq was $3.85, and the closing price for our warrants on Nasdaq was $0.079.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 17 of the Prospectus and other risk factors contained in the documents incorporated by reference herein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 28, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-41801

Cheche Group Inc.

8/F, Desheng Hopson Fortune Plaza

13-1 Deshengmenwai Avenue

Xicheng District, Beijing 100088, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Exhibit Index

Exhibit 99.1	—	Press Release—Cheche Group Reports Fourth Quarter and Full Year 2023 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheche Group Inc.

	By:	/s/ Lei ZHANG
	Name:	Lei ZHANG
	Title:	Director and Co-Chief Executive Officer

Date: March 28, 2024

2

Exhibit 99.1

Cheche Group Reports Fourth Quarter and Full Year 2023 Unaudited Financial Results

BEIJING, China – March 28, 2024 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche”, “the Company” or “we”), China’s leading auto insurance technology platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Financial and Operational Highlights

●	Net revenues for the quarter increased 12.1% year-over-year to RMB867.8 million (US$122.2 million), while net revenues for the full year of 2023 increased 23.2% over the prior year to RMB3.3 billion (US$465.0 million).

●	Net loss for the quarter increased by RMB29.8million year-over-year to RMB32.0 million (US$4.5 million), while net loss for the full year of 2023 increased 75.3% over the prior year to RMB159.6 million (US$22.5 million).

●	Adjusted net loss(1) for the quarter was RMB4.9 million (US$0.7 million), compared to adjusted net profit of RMB4.2 million in the prior-year quarter. Adjusted net loss for the full year of 2023 decreased by 35.7%, from RMB51.6 million in the prior year to RMB33.2 million (US$4.7 million).

●	Total written premiums placed for the quarter increased 24.7% year-over-year to RMB6.4 billion (US$895.9 million), while total written premiums placed for the full year of 2023 increased 36.2% from RMB16.6 billion in the prior year to RMB22.6 billion.

●	Total number of policies issued for the quarter increased 26.3% from 3.8 million for the prior-year quarter to 4.8 million, while the total number of policies issued over the full year increased 28.5% from 12.3 million of the prior year to 15.8 million.

●	Partnerships with New Energy Vehicle (NEV) companies(2) in the quarter led to over 155,000 policies embedded in new NEV deliveries and corresponding written premium of RMB511.0 million (US$72.0 million), representing an increase of 391.7% and 322.7% compared to the prior-year quarter, respectively. Policies embedded in the new NEV deliveries and corresponding written premium for the full year of 2023 reached 416,000 and RMB1,449.5 million (US$204.2 million), representing a growth of 536.7% and 525.3% compared to the prior year, respectively.

●	New referral partners of 50,700+ were added in the quarter, and as of December 31, 2023, the number of registered referral partners grew to over 1,140,800, further expanding our platform’s user base.

(1)	Adjusted Net Loss is a non-GAAP measure. For further information on the non-GAAP financial measures presented above, see the “Non-GAAP Financial Measures” section below.

(2)	The rapid growth of the NEV market has created new opportunities for auto insurance offerings and propelled revenue growth of auto insurance providers. Cheche started to collaborate with NEV manufactures in 2022 and such collaborations yielded considerable results in 2023. Cheche believes that the further growth of the NEV market and the introduction of innovative NEV auto insurance solutions will further fuel the revenue contribution by its partnership with NEV manufacturers. The management of Cheche utilizes the number of partnerships with NEV manufacturers, the number of insurance policies embedded in the new NEV deliveries, and the amount of corresponding premium generated from such embedded policies as the main operating metrics to evaluate its business and presents such operating metrics for investors to better understand and evaluate Cheche’s business.

Management Comments

“Cheche continued to achieve strong top-line growth as net revenues increased by 23.2% in 2023, while also narrowing its net loss materially on an adjusted basis(1),” said Lei Zhang, Founder, Co-CEO, and Chairman of Cheche Group. “As we continue to gain scale as the technology partner to NEV manufacturers, auto retailers, and insurers, we are focused on driving transparency, efficiency, and compliance in the rapidly evolving auto insurance industry.”

“As of year end 2023, China is not only the world’s largest auto market, but it has now become the world’s largest exporter of passenger vehicles, with over 40% of new passenger car sales being generated by NEVs. The combination of rapid technological innovation and fierce price competition mean that manufacturers are increasingly looking to wrap value-added digital services around the consumer auto experience to promote stickiness and recurring revenues. Our leadership position providing embedded insurance solutions to this sector led to a premium increase of over 300% from the fourth quarter of 2022. Similarly, we are partnering with leading auto service companies, such as our recently expanded partnership with Sinopec, to advance their hybrid retail-digital consumer brand relationships.”

“As NEVs increasingly move toward the adoption of autonomous driving and integrated entertainment and productivity solutions, Cheche is collaborating to drive insurance solutions deeper into the tech stack to unlock the potential for behavior-based differentiated pricing of insurance, automated claims management and fraud prevention. We continue to work with industry authorities such as the Shanghai Insurance Exchange to assist the industry in anticipating and adapting to new liability models that will evolve as Level III and IV autonomy becomes a reality on China’s city streets. Subsequent to the end of the year, we continued to develop several new manufacturer partnerships that we expect to launch in the coming months.”

(1) Adjusted Net Loss is a non-GAAP measure. For further information on the non-GAAP financial measures presented above, see the “Non-GAAP Financial Measures” section below.

Unaudited Fourth Quarter 2023 Financial Results

Net Revenues were RMB867.8 million (US$122.2 million), representing a 12.1% year-over-year increase from the prior-year quarter. The growth was driven by an increase in insurance transactions conducted through Cheche’s platform by referral partners and third-party platform partners.

Cost of Revenues increased by 13.4% to RMB824.4 million (US$116.1 million) from RMB726.9 million for the prior-year quarter, which was consistent with the growth of business volume and net revenues.

Selling and Marketing Expenses decreased by 23.7% to RMB24.7 million (US$3.5 million) from RMB32.4 million in the prior-year quarter, mainly due to the decrease in marketing expenses, share-based compensation expenses, and staff costs. As a result, selling and marketing expenses as a percentage of net revenues decreased from 4.2% for the prior-year quarter to 2.8%. Excluding share-based compensation expenses, the percentage would have decreased further to 2.8%, compared to 3.7% for the prior-year quarter.

General and Administrative Expenses increased by 243.9% to RMB54.9 million (US$7.7 million) from RMB16.0 million for the prior-year quarter, which was mainly due to an increase of RMB40.1 million in share-based compensation expenses. Excluding the impact of share-based compensation expenses and listing-related professional service fees, general and administrative expenses increased by 93.5%, mainly due to the increase in post-listing professional service fees and staff costs.

Research and Development Expenses decreased by 4.1% to RMB12.4 million (US$1.7 million) from RMB12.9 million in the prior-year quarter. The change was mainly driven by a decrease in staff costs, partially offset by an increase in technical service fees. Excluding share-based compensation expenses, research and development expenses decreased by 4.1% from the prior-year quarter, while decreasing from 1.7% for the same period to 1.4% as a percentage of net revenues.

Total Operating Expenses increased by 50.1% to RMB92.0 million (US$13.0 million) from RMB61.3 million in the prior-year quarter, mainly due to the increase in share-based compensation expenses, partially offset by a decrease in staff costs and marketing expenses. Excluding the impact of share-based compensation expenses and listing-related professional service fees, adjusted total operating expenses increased by 8.1% from the prior-year quarter. As a percentage of net revenues, adjusted total operating expenses decreased to 6.4% from 6.7% for the prior-year quarter.

Net Loss increased by RMB29.8 million to RMB32.0 million (US$4.5 million) over the prior-year quarter. Excluding non-GAAP expenses, the Adjusted Net Loss was RMB4.9 million (US$0.7 million), compared to adjusted net income of RMB4.2 million for the prior-year quarter. The change was mainly driven by 1) an increase of RMB5.6 million in post-listing professional service fees and 2) a decrease of RMB3.7 million in gross profit due to the decrease of SaaS revenues.

Net Loss attributable to Cheche’s shareholders decreased by RMB24.3 million to RMB32.0 million (US$4.5 million) over the prior-year quarter, compared to a loss of RMB56.3 million reflecting the impact of a non-cash charge for preferred share accretions of RMB54.1 million for the prior-year quarter.

Adjusted Net Loss attributable to Cheche’s shareholders was RMB4.9 million (US$0.7 million), compared to a loss of RMB50.0 million for the prior-year quarter.

Net Loss Per Share, basic and diluted, was RMB0.42 (US$0.06), compared to a loss of RMB1.8 for the prior-year quarter.

Adjusted Net Loss Per Share, basic and diluted, was RMB0.06 (US$0.01), compared to a loss of RMB1.57 for the prior-year quarter.

Unaudited Full Year 2023 Financial Results

Net Revenues were RMB3,301 million (US$465.0 million), representing a 23.2% year-over-year increase from the prior year. The growth was driven by an increase in insurance transactions conducted through Cheche’s platform by referral partners and third-party platform partners.

Cost of Revenues increased by 24.6% to RMB3,161.2 million (US$445.2 million) from the prior year, which was consistent with the growth of business volume and net revenues.

Selling and Marketing Expenses decreased by 19.8% to RMB111.5 million (US$15.7 million) from RMB139.0 million in the prior year. This was mainly due to the decrease in marketing expenses and staff costs, partially offset by the increase in share-based compensation expenses. As a result, selling and marketing expenses as a percentage of net revenues decreased from 5.2% for the prior year to 3.4%. Excluding share-based compensation expenses, the percentage would decrease 240 basis points to 2.4% from the prior year.

General and Administrative Expenses increased by 101.0% to RMB139.4 million (US$19.6 million) from RMB69.3 million for the prior year, which was mainly due to the increase in share-based compensation expenses and staff costs. Excluding share-based compensation expenses and listing-related professional service fees, general and administrative expenses increased by 31.4%, primarily due to the increase in post-listing professional and other service fees and staff costs.

Research and Development Expenses increased by 14.5% to RMB57.2 million (US$8.0 million) from RMB50.0 million in the prior year. The change was mainly driven by the increase in share-based compensation expenses and technical service fees, partially offset by a decrease in staff costs. Excluding share-based compensation expenses, research and development expenses decreased 8.0% from the prior year, while decreasing from 1.8% for the same period to 1.4% as a percentage of net revenues.

Total Operating Expenses increased by 19.3% to RMB308.0 million (US$43.4 million) from RMB258.3 million in the prior year, mainly due to the increase in share-based compensation expenses and professional service fees, partially offset by a decrease in staff costs. Excluding share-based compensation expenses and listing-related professional service fees, adjusted total operating expenses decreased by 16.6% from the prior year. As a percentage of net revenues, adjusted total operating expenses decreased from 8.5% for the prior year to 5.7%, which resulted from the growth of our net revenues and the improvement of our operational efficiencies.

Net Loss increased by 75.3% to RMB159.6 million (US$22.5 million) from RMB91.0 million over the prior year. Excluding non-GAAP expenses, the Adjusted Net Loss was RMB33.2 million (US$4.7 million), decreasing 35.7% from RMB51.6 million for the prior year.

Net Loss attributable to Cheche’s shareholders was RMB921.8 million (US$129.8 million), reflecting the impact of a non-cash charge for preferred share accretions of RMB762.2 million (US$107.3 million) caused by the increase of the Company’s market value, compared to a loss of RMB279.3 million reflecting the impact of non-cash charge for preferred share accretions of RMB188.3 million for the prior year.

Adjusted Net Loss attributable to Cheche’s shareholders was RMB795.4 million (US$112.0 million), reflecting the impact of a non-cash charge for preferred share accretions caused by the increase of the Company’s market value, compared to a loss of RMB239.9 million for the prior year.

Net Loss Per Share, basic and diluted, was RMB20.30 (US$2.86), compared to a loss of RMB8.79 for the prior year.

Adjusted Net Loss Per Share, basic and diluted, was RMB17.51 (US$2.47), compared to a loss of RMB7.55 for the prior-year quarter.

2023 and Subsequent Business Highlights

●	Cheche jointly hosted an auto insurance industry summit focused on NEVs with the Shanghai Insurance Exchange, an integrated global insurance services platform, in Beijing on May 17, 2023. Cheche is collaborating with Shanghai Insurance Exchange to address critical insurance issues for the NEV industry, including facilitating risk-adjusted insurance premiums, increased availability and digitalization of non-auto P&C insurance, and general liability insurance coverage for manufacturers.

●	On June 1, 2023 Cheche announced the release of its EV 2.0 Upgrade Solution featuring the Sky Dome Risk Management Platform. The comprehensive business intelligence platform, now connected to many leading Chinese insurers and ten of the top NEV manufacturers, synthesizes various categories and levels of data, augmented by machine learning, to drive superior capabilities in underwriting, pricing, claims management, and group fraud detections.

●	On September 14, 2023, the Company successfully closed its business combination with Prime Impact Acquisition I. Cheche began trading on the Nasdaq Stock Market on September 18, 2023.

●	The Company successfully launched embedded insurance services with leading NEV manufacturers, including Xpeng and Avatr, expanding the total number of NEV manufacturer partnerships to 10.

●	On March 5, 2024, Cheche announced its expanded partnership with Sinopec providing embedded auto insurance services to Sinopec’s retail network of over 5,000 of Sinopec’s gas stations nationwide.

Business Combination

On September 14, 2023 (the “Closing Date”), the Company completed the previously announced business combination (the “Business Combination”) with Prime Impact Acquisition I (“Prime Impact”). Cheche began trading on the Nasdaq Stock Exchange on September 18, 2023. On the Closing Date, the Company consummated the Business Combination with Prime Impact, pursuant to the Business Combination Agreement dated January 29, 2023, by and among Prime Impact, the Company, Cheche Merger Sub Inc.(“Merger Sub”), and Cheche Technology Inc. (“CCT”). Pursuant to the Business Combination Agreement, the Business Combination were effected in two steps. On September 14, 2023, (1) Prime Impact merged with and into the Company (the “Initial Merger”), with the Company surviving the Initial Merger as a publicly traded entity; and (2) immediately following the Initial Merger, Merger Sub merged with and into CCT (the “Acquisition Merger” and, together with the Initial Merger, the “Mergers,” and together with all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with CCT surviving the Acquisition Merger as a wholly owned subsidiary of the Company.

On the Closing Date, (i) Prime Impact converted (a) its issued and outstanding Class A and B ordinary shares into Class A ordinary shares of the Company, and (b) each outstanding warrant to purchase a Prime Impact Class A ordinary share was converted into a warrant to purchase one Company Class A ordinary share, (ii) CCT converted each preferred shares of CCT, issued and outstanding immediately prior to the Acquisition Merger, into a certain number of ordinary shares of CCT based on CCT’s then effective memorandum and articles of association, and (iii) CCT converted (a) its issued and outstanding ordinary shares (including those converted from the preferred shares of CCT, but excluding the CCT ordinary shares held by Mr. Zhang Lei) into Class A ordinary shares of the Company based on applicable Per Share Merger Consideration (as defined in the Business Combination Agreement), and (b) issued and outstanding ordinary shares of CCT held by Mr. Zhang Lei were converted into Class B ordinary shares of the Company based on applicable Per Share Merger Consideration.

On September 11, 2023, Prime Impact, CCT and the Company entered into certain Subscription Agreements and Backstop Agreement with global institutional investors in connection with the Business Combination. Pursuant to such agreements, the Company issued 634,228, 1,300,000, and 500,000 Class A ordinary shares to Prime Impact Cayman LLC (the “Sponsor”), World Dynamic Limited and Goldrock Holdings Limited for the consideration of US$10.00 per share, respectively. The consideration from the Sponsor was related to settlement of the Sponsor’s obligations with respect to the payment of certain Prime Impact transaction expenses in connection with the Business Combination.

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. As a result of the Business Combination, CCT was deemed the accounting acquirer. This determination is primarily based on the shareholders of CCT comprising the majority of the voting power of the Company and having the ability to nominate the members of our Board, CCT’s operations prior to the acquisition comprising the only ongoing operations, and CCT’s senior management comprising a majority of our senior management. Accordingly, for accounting purposes, the financial statements of the post-combination company represent a continuation of the financial statements of CCT. Prime Impact was treated as the “acquired” company for accounting purposes. As Prime Impact does not meet the definition of a “business” for accounting purposes, the reverse recapitalization was treated as the equivalent of CCT issuing shares for the net assets of Prime Impact, accompanied by a recapitalization. The financial information included in this earnings release reflect (i) the historical operating results of CCT prior to the reverse recapitalization; (ii) the combined results of the Company and CCT following the closing of the reverse recapitalization; (iii) the assets and liabilities of CCT at their historical cost; and (iv) the Company’s equity structure for all periods presented. Transaction costs related to the reverse recapitalization paid to Prime Impact as part of the Business Combination Agreement were charged to equity as a reduction of the net proceeds received in exchange for the shares issued to the shareholders of Prime Impact.

In accordance with guidance applicable to these circumstances, the equity structure has been retroactively adjusted in all comparative periods up to the Closing Date, to reflect the number of shares of the Company’s ordinary shares issued to CCT’s shareholders in connection with the reverse recapitalization transaction. As such, the ordinary shares and corresponding capital amounts and earnings per share related to CCT convertible redeemable preferred shares and ordinary shares prior to the reverse recapitalization have been retroactively restated as shares reflecting the exchange ratio established pursuant to the Business Combination Agreement. In conjunction with the reverse recapitalization, the Company’s ordinary shares underwent a 13.6145-for-1 conversion. Note that the consolidated financial statements give retroactive effect as though the conversion of the Company’s ordinary shares occurred for all periods presented, without any change in the par value per share.

Balance Sheet

As of December 31, 2023, the Company had RMB264.9 million (US$37.3 million) in total cash and cash equivalents and short-term investments, compared to RMB149.8 million as of December 31, 2022.

Business Outlook

For the full year of 2024, Cheche expects:

●	Net revenues to range from RMB3.5 billion to RMB3.7 billion, representing an increase of 6.1% to 12.1%, compared to the full year of 2023.

●	Total written premiums placed to range from RMB24.5 billion to RMB26.5 billion, representing an increase of 8.4% to 17.3%, compared to the full year of 2023.

Conference Call

Cheche will host a webcast and conference call to discuss its fourth quarter and full year 2023 results today at 8:00 a.m. EDT. A live webcast and a slide presentation will be available on Cheche’s investor relations website in the “Events” section of the Company’s investor relations website under the “News & Events” header at ir.chechegroup.com.

The dial-in numbers for the conference call are as follows:

●	Participant (toll free): 1-888-317-6003

●	Participant (international): 1-412-317-6061

●	Hong Kong LT - Unassisted: 852-58081995

●	Hong Kong Toll Free: 800-963976

●	China Toll Free Passcode: 4001-206115

Please use conference ID 5888602 and dial in 10 to 15 minutes before the scheduled start time.

A webcast replay of the call will be available at ir.chechegroup.com for one year following the call.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the reader’s convenience. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referenced could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 110 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185

Non-GAAP Financial Measures

Cheche has provided in this press release non-GAAP financial measures that have not been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Cheche uses adjusted total operating expenses, adjusted net loss and adjusted net loss per share, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes.

Cheche defines adjusted total operating expenses as total operating expenses adjusted for the impact of share-based compensation and listing related professional service fees. Cheche defines adjusted net loss as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets, and changes in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, and listing related professional service fees. Adjusted net loss per share, basic and diluted, is calculated as adjusted net loss divided by weighted-average ordinary shares outstanding.

Cheche believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the impact of share-based compensation expenses, amortization of intangible assets related to acquisition, and change in fair value of amounts due to a related party related to the acquisition of Cheche Insurance Sales & Services Co., Ltd. (previously named Fanhua Times Sales and Service Co., Ltd), change in fair value of warrants, and listing related professional service fees. Cheche believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of Cheche’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Cheche encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Cheche mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net loss, net loss per share to adjusted net loss, and adjusted net loss per share, respectively.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimations, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

Unaudited Condensed Consolidated Balance Sheets (All amounts in thousands, except for share and per share data)

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	114,945	243,392	34,281
Short-term investments	34,823	21,474	3,025
Accounts receivable, net	401,667	466,066	65,645
Prepayments and other current assets	44,412	49,321	6,947
Total current assets	595,847	780,253	109,898

Non-current assets:
Restricted Cash	5,000	5,000	704
Property, equipment and leasehold improvement, net	2,171	1,667	235
Intangible assets, net	10,150	8,050	1,134
Right-of-use assets	14,723	10,249	1,444
Goodwill	84,609	84,609	11,917
Other non-current assets	-	4,149	584
Total non-current assets	116,653	113,724	16,018
Total assets	712,500	893,977	125,916

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	227,156	316,868	44,629
Short-term borrowings	-	20,000	2,817
Contract liabilities	888	4,295	605
Salary and welfare benefits payable	63,303	73,609	10,368
Tax payable	3,078	950	134
Accrued expenses and other current liabilities	40,888	25,759	3,628
Amounts due to related party	-	55,251	7,782
Short-term lease liabilities	7,676	3,951	556
Warrant	1,045	850	120
Total current liabilities	344,034	501,533	70,639

Non-current liabilities:
Deferred tax liabilities	2,538	2,013	284
Long-term lease liabilities	6,226	5,398	760
Amounts due to related party	59,932	-	-
Deferred revenue	1,432	1,432	202
Warrant	-	5,419	763
Total non-current liabilities	70,128	14,262	2,009

Total liabilities	414,162	515,795	72,648

Mezzanine equity	1,558,881	-	-

Ordinary shares*	2	5	1
Treasury stock *	(1,025)	(1,025)	(144)
Additional paid-in capital	25	2,491,873	350,975
Accumulated deficit	(1,259,479)	(2,113,821)	(297,726)
Accumulated other comprehensive (loss)/income	(66)	1,150	162
Total Cheche’s shareholders’ (deficit)/equity	(1,260,543)	378,182	53,268

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	712,500	893,977	125,916

* Shares outstanding for all periods reflect the adjustment for reverse recapitalization.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss (All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD

Net revenues	773,929	867,778	122,224	2,679,059	3,301,418	464,995
Cost of revenues	(726,866)	(824,432)	(116,119)	(2,536,746)	(3,161,193)	(445,245)
Gross profit	47,063	43,346	6,105	142,313	140,225	19,750

Operating expenses:
Selling and marketing expenses	(32,387)	(24,707)	(3,480)	(138,970)	(111,454)	(15,698)
General and administrative expenses	(15,958)	(54,882)	(7,730)	(69,350)	(139,385)	(19,632)
Research and development expenses	(12,925)	(12,399)	(1,746)	(49,946)	(57,167)	(8,052)
Total operating expenses	(61,270)	(91,988)	(12,956)	(258,266)	(308,006)	(43,382)

Other expenses:
Interest income	1,129	2,705	381	1,890	5,398	760
Interest expense	(391)	(575)	(81)	(3,303)	(1,446)	(204)
Foreign exchange gains/(losses)	3,440	2,719	383	13,409	(2,546)	(359)
Government grants	4,790	2,445	344	20,314	12,371	1,742
Changes in fair value of warrant	(96)	12,136	1,709	(196)	1,702	240
Changes in fair value of amounts due to related party	3,917	(2,602)	(366)	(6,451)	(7,524)	(1,060)
Others, net	(847)	(126)	(18)	(1,253)	(127)	(18)
Loss before income tax	(2,265)	(31,940)	(4,499)	(91,543)	(159,953)	(22,531)
Income tax credit	128	(23)	(3)	521	363	51

Net loss	(2,137)	(31,963)	(4,502)	(91,022)	(159,590)	(22,480)
Accretions to preferred shares redemption value	(54,142)	-	-	(188,271)	(762,169)	(107,349)
Net loss attributable to the Cheche’s ordinary shareholders	(56,279)	(31,963)	(4,502)	(279,293)	(921,759)	(129,829)

Net loss	(2,137)	(31,963)	(4,502)	(91,022)	(159,590)	(22,480)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	(12,728)	(4,429)	(624)	8,207	1,621	228
Fair value changes of amounts due to related party due to own credit risk	(46)	(1)	0	(476)	(405)	(57)
Total other comprehensive income/(loss)	(12,774)	(4,430)	(624)	7,731	1,216	171

Total comprehensive loss	(14,911)	(36,393)	(5,126)	(83,291)	(158,374)	(22,309)

Net loss per ordinary shares outstanding
Basic	(1.77)	(0.42)	(0.06)	(8.79)	(20.30)	(2.86)
Diluted	(1.77)	(0.42)	(0.06)	(8.79)	(20.30)	(2.86)
Weighted average number of ordinary shares outstanding
Basic	31,780,394	75,439,487	75,439,487	31,780,394	45,415,205	45,415,205
Diluted	31,780,394	75,439,487	75,439,487	31,780,394	45,415,205	45,415,205

Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses (Unaudited)

(All amounts in thousands)

	For the Three Months Ended			For the Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Selling and marketing expenses	(32,387)	(24,707)	(3,480)	(138,970)	(111,454)	(15,698)
Add: Share-based compensation expenses	3,619	635	89	9,124	30,688	4,322
Adjusted Selling and marketing expenses	(28,768)	(24,072)	(3,391)	(129,846)	(80,766)	(11,376)

General and administrative expenses	(15,958)	(54,882)	(7,730)	(69,350)	(139,385)	(19,632)
Add: Share-based compensation expenses	1,731	41,830	5,892	6,668	67,519	9,510
Listing related professional expenses	4,131	(6,479)	(913)	14,464	8,493	1,196
Adjusted General and administrative expenses	(10,096)	(19,531)	(2,751)	(48,218)	(63,373)	(8,926)

Research and development expenses	(12,925)	(12,399)	(1,746)	(49,946)	(57,167)	(8,052)
Add: Share-based compensation expenses	118	122	17	405	11,585	1,632
Adjusted Research and development expenses	(12,807)	(12,277)	(1,729)	(49,541)	(45,582)	(6,420)

Total operating expense	(61,270)	(91,988)	(12,956)	(258,266)	(308,006)	(43,382)
Adjusted total operating expenses	(51,671)	(55,880)	(7,871)	(227,605)	(189,721)	(26,722)

Reconciliation of GAAP to Non-GAAP Measures (Unaudited)

(All amounts in thousands, except for share data and per share data)

	For the Three Months Ended			For the Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Net loss	(2,137)	(31,963)	(4,502)	(91,022)	(159,590)	(22,480)
Add: Share-based compensation expenses	5,470	42,590	5,999	16,208	109,983	15,491
Amortization of intangible assets related to acquisition	525	525	74	2,100	2,100	296
Listing related professional expenses	4,131	(6,479)	(913)	14,464	8,493	1,196
Change in fair value of warrant	96	(12,136)	(1,709)	196	(1,702)	(240)
Changes in fair value of amounts due to related party	(3,917)	2,602	366	6,451	7,524	1,060
Adjusted net income/(loss)	4,168	(4,861)	(685)	(51,603)	(33,192)	(4,677)
Accretions to preferred shares redemption value	(54,142)	-	-	(188,271)	(762,169)	(107,349)
Adjusted net loss attributable to Cheche’s ordinary shareholders	(49,974)	(4,861)	(685)	(239,874)	(795,361)	(112,026)

Weighted average number of ordinary shares used in computing non-GAAP adjusted net loss per ordinary share
Basic	31,780,394	75,439,487	75,439,487	31,780,394	45,415,205	45,415,205
Diluted	31,780,394	75,439,487	75,439,487	31,780,394	45,415,205	45,415,205

Net loss per ordinary share
Basic	(1.77)	(0.42)	(0.06)	(8.79)	(20.30)	(2.86)
Diluted	(1.77)	(0.42)	(0.06)	(8.79)	(20.30)	(2.86)

Non-GAAP adjustments to net loss per ordinary share
Basic	0.20	0.36	0.05	1.24	2.79	0.39
Diluted	0.20	0.36	0.05	1.24	2.79	0.39

Adjusted net loss per ordinary share
Basic	(1.57)	(0.06)	(0.01)	(7.55)	(17.51)	(2.47)
Diluted	(1.57)	(0.06)	(0.01)	(7.55)	(17.51)	(2.47)